575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

March 30, 2015	Peter J. Shea peter.shea@kattenlaw.com (212) 940-6447 direct (212) 894-5724 fax

Via EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

AccuShares Commodities Trust I Supplemental Submission of Sales Literature

Dear Ladies and Gentlemen:

On behalf of AccuShares Commodities Trust I (the “Trust”) sponsored by our client, AccuShares Investment Management, LLC (the “Sponsor”), we are submitting supplemental materials (the “Supplemental Materials”) to the staff of the Securities and Exchange Commission. The Supplemental Materials consist of a brochure that will be used as sales literature after the effectiveness of the Trust’s Registration Statement (Registration No. 333-194666) on Form S-1 (the “Registration Statement”). The Trust and the Sponsor intend to disseminate the Supplemental Materials only if it is preceded or accompanied by the Trust’s final prospectus under the Registration Statement in accordance with Section 2(a)(10) of the Securities Act of 1933.

Please do not hesitate to contact me at (212) 940-6447 if you have any questions with respect to the foregoing.

Very truly yours,
/s/ Peter J. Shea
Peter J. Shea

cc (w/enclosures):	Mr. Sonia Barros, Assistant Director
Mr. Jerard Gibson, Staff Attorney

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